October 10, 2008
To Our Fellow Longs Drug Stores Shareholders:
     On September 11th, we wrote to you expressing our concern that a full process had not been completed to determine whether fair value had been achieved for Longs’ shareholders. We promised to update you of our progress within 45 days.
     Since that time, our advisors at Blackstone Group have canvassed the market for alternative transactions to the CVS $71.50 tender offer. Blackstone contacted a large number of potential parties and identified only one potential buyer, Walgreens, that expressed interest in purchasing the entire company. Several other buyers expressed interest in smaller pieces of the company including portions of the store base, RxAmerica and customer lists.
     We are disappointed that greater value could not be achieved, although clearly the opportunity cost of capital in the world has risen substantially since our efforts began over one month ago.
PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
Sincerely,
William A. Ackman